October 24, 2005

Via US Mail and Facsimile

Susan Weisman
Chief Financial Officer
Coach Industries Group, Inc.
12330 SW 53rd Street, Suite 703
Cooper City, Florida 33330

Re: Coach Industries Group, Inc.
         Form 10-KSB for the year ended December 31, 2004
         Form 10-QSB for the quarter ended March 31, 2005
         Commission File Number: 000-19471

Dear Ms. Weisman:

We have reviewed your September 26, 2005 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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Item 6. Management's Discussion and Analysis, page 13

1. Refer to our previous comment 2. We note from your responses to our previous comments 2 and 5 that the common stock issued in exchange for accrued wages and guarantees, respectively, had certain restrictions and therefore was discounted 15% on issuance from the market value of unrestricted common stock. Supplementally explain to us how you determined that 15% was an appropriate discount rate. Also, please revise your disclosure here and throughout your filing to indicate that the stock issued at a 15% is restricted common stock. This disclosure should include a discussion of the types of restrictions placed on the stock causing a decrease in value. Please include a draft of your intended disclosure with your response.

Note 11 – Income Taxes, page F-23

2. Refer to our previous comment 6. Please include a draft of your intended revised disclosure for our review.

Debt

General

3. Refer to the table presented in your response to our previous comment 7. For debt instruments that have been grouped and for which interest rates or maturity dates vary, please provide a range. For example, for the Ford $2 million Floor Plan, prime plus a range of X% to Y% would be disclosed in the table.

4. Please explain to us or revise your table to indicate how the $900,000 of related party notes payable and $1,784,776 of the current portion of long term debt is reflected in your table as presented in your response to our previous comment 7. We may have further comment on your response.

Laurus Transaction

5. Refer to our previous comment 7. We note that the valuation of warrants issued in conjunction with your convertible note has changed. We also note that, per your response to our previous comment 28 in our letter dated May 18, 2005, you used the Black-Scholes Method in your original calculation to arrive at a warrant value of approximately $972,000, and that the assumptions used in the valuation of these warrants were consistently applied to options granted during the year. Please explain to us why you now feel a warrant valuation of $313,000 is appropriate. Your response should include detailed descriptions of errors made in the calculation and determination of your original assumptions, and why you feel the new assumptions accurately reflect your position at the date of grant. This analysis should be performed on an assumption-by-assumption basis. For example, your response should specifically address why a volatility of .56 is more appropriate than the original volatility of .75, and why it is more appropriate to use the bond equivalent yield of 2.5% rather than the risk free rate of 3.85%. We may have further comment on your response.

6. Refer to our previous comment 8. From the table presented and per the agreement filed in your October 6, 2005 Form 8-K, it is unclear how the $300,000 was converted into 600,000 shares of common stock as $0.50 is not one of the conversion rates listed. Further, if allowable, it is unclear why you have not considered the $300,000 convertible at $0.50 in your analysis of the beneficial conversion. Supplementally explain how the conversion rate was determined, how it was allowable under the existing agreement, and how such conversion was addressed in your beneficial conversion analysis. We may have further comment on your response.

7. Please explain to us why the conversion prices listed in the table do not correspond with those listed in the original agreement. To the extent that the changes were caused by the caveats contained in the original agreement, please provide these calculations.

8. Please revise your footnote disclosure to describe your accounting for the convertible debt with detached warrants issued to Laurus. Your disclosure should include the following information (we have included approximate amounts for your convenience, please adjust as appropriate):

- because the warrants are freestanding instruments that meet the definition of a derivative under SFAS 133, you accounted for them as such
- you measured and recognized the warrants as a liability at their fair value, as determined using the Black-Scholes option pricing model, prior to the registration of shares underlying the warrants;
- you allocated the $1.6 million of proceeds received from the first borrowing as: a $972,000 liability for the warrants (at fair value), $628,000 of additional paid-in capital for the benefit on conversion, and a $0 liability for the convertible debt (net of debt discount);
- the $628,000 of additional paid-in capital reflects the value of Laurus' option to convert the initial $1.6 million of debt at prices beneficial to Laurus as compared to the market price of our common stock (the beneficial conversion option);
- the beneficial conversion option on the initial $1.6 million of debt was determined by comparing the $628,000 of proceeds not allocated to the detached warrants to the 1,649,485 shares into which the $1.6 million of debt was convertible;
- effectively, the initial debt was convertible to common stock at $0.38 per share, which was less than the $1.06 market price of our stock on the date of issuance, resulting in $1,120,454 value for the beneficial conversion option. Because the value of the beneficial conversion option cannot be greater than the proceeds not allocated to the detached warrants, the benefit on conversion here is capped at $628,000;
- the liability recognized for the convertible debt subsequent to considering the fair value of the warrants ($628,000) was reduced by a debt discount to reflect the value of the beneficial conversion option ($628,000), resulting in convertible debt of $0;
- the proceeds of subsequent borrowings under the agreement were allocated between additional paid-in capital (for beneficial conversion options present on the date of borrowing, if any) and a liability for the debt (discounted to the extent value was assigned to a beneficial conversion option);
- you accrete the recorded debt balances up to their face amounts over the term of the borrowings using the effective interest method, which results in additional interest expense and effective interest rates on the borrowings greater than the stated interest rates;
- your effective interest rates on the various tranches of borrowings are…;

- you will continue to measure the fair value of the warrants under SFAS 133 and recognize changes in income each reporting period; and
- if debt is converted prior to the end of the borrowing term, you will recognize additional interest expense for the unamortized discount on such debt.

Please also include a table containing rows for each borrowing made under the agreement and columns disclosing the effective interest rate on each borrowing and allocating the proceeds for each borrowing to amounts recognized as derivatives, debt, and additional paid-in capital.

Elm Street Warrants

9. Refer to our previous comment 10. We note that the valuation of warrants issued in conjunction with the conversion of the Elm Street note has changed. Please explain to us why you have changed your assumptions and why you feel your assumptions are now correct. Your response should include detailed descriptions of errors made in the calculation and determination of your original assumptions, and why you feel the new assumptions accurately reflect your position at the date of grant. This analysis should be made on an assumption-by-assumption basis and specifically address the reasons these assumptions materially differ from the assumptions used in valuing options granted during 2004. For example, you should completely and clearly explain why volatilities of .56-.68 were used as opposed to .75, and why you have used the bond equivalent yield as opposed to the risk free rate. We may have further comment on your response.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief